Dated July 13, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-236538

Relating to Preliminary Prospectus Supplement

Dated July 13, 2021 to Prospectus Dated February 20, 2020

SUNSTONE HOTEL INVESTORS, INC.

5.70% Series I Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Sunstone Hotel Investors, Inc.

Title of Shares:	5.70% Series I Cumulative Redeemable Preferred Stock (the “Series I Preferred Shares”)

Number of Shares:	4,000,000 shares

Over-allotment Option:	None

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after July 16, 2026), or its special optional redemption right, or converted by an investor in connection with certain changes of control).

Trade Date:	July 13, 2021

Settlement Date:	July 16, 2021 (T+3)

Dividend Rate:	5.70% per annum of the $25.00 liquidation preference (equivalent to $1.4250 per annum per share)

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, commencing October 15, 2021

Conversion Rights:

Upon the occurrence of a Change of Control, holders of the Series I Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series F Preferred Shares) to convert some or all of the Series I Preferred Shares held by such holder on the Change of Control Conversion Date (the “Change of Control Conversion Right”) into a number of the Issuer’s shares of common stock, par value $0.01 per share, per Series I Preferred Share to be converted equal to the lesser of:

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series I Preferred Share dividend payment and prior to the corresponding Series I Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price; and

4.1425, or the Share Cap, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration, as described in the prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right, holders of Series I Preferred Shares will not have any right to convert the Series I Preferred Shares in connection with the Change of Control Conversion Right and any Series I Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the original issuance of the Series I Preferred Shares, the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

following the closing of any transaction referred to in the bullet above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, the NYSE American, LLC (“NYSE American”) or The Nasdaq Stock Market (“Nasdaq”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series I Preferred Shares.

The “Common Share Price” will be: (i) if the consideration to be received in the Change of Control by holders of the Issuer’s shares of common stock is solely cash, the amount of cash consideration per share of common stock, and (ii) if the consideration to be received in the Change of Control by holders of shares of common stock is other than solely cash, the average of the closing price per share of common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

Optional Redemption:	On and after July 16, 2026, the Issuer may, at its option, redeem the Series I Preferred Shares, in whole or in part at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends up to, but not including, the date of redemption (subject to the special optional redemption right described below). Any partial redemption will be on a pro rata basis or by lot.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series I Preferred Shares, in whole or in part and within 120 days on or after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series I Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), holders of Series I Preferred Shares will not have the conversion right described above.

Yield:	5.70%

Public Offering Price:	$25.0000 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$96,850,000

Underwriting Discount:	$3,150,000

Use of Proceeds:	The Issuer will contribute the net proceeds from this offering to its operating partnership in exchange for Series I preferred units, the economic terms of which are substantially similar to the Series I Preferred Shares. The operating partnership will subsequently use the net proceeds from this offering to fund the redemption of all or a portion of the outstanding shares of the Issuer’s 6.450% Series F Cumulative Redeemable Preferred Stock or for general corporate purposes.

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Raymond James & Associates, Inc.

Joint Lead Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated

Listing/Symbol:	NYSE / “SHO PR I”

ISIN:	US8678928875

CUSIP:	867892 887

The Issuer has filed a registration statement (including a prospectus dated February 20, 2020 and a preliminary prospectus supplement dated July 13, 2021) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 212-834-4533, or Raymond James & Associates, Inc. at (800) 248-8863.